As filed with the Securities and Exchange Commission on May 5, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2004

MESSER GRIESHEIM HOLDING GmbH

Translation of registrant’s name into English

Koogstraat 10,
25870 Norderfriedrichskoog,
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 F or Form 40 F:

Form 20-F [x]    Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 2(b) under the Securities Exchange Act of 1934

Yes [ ]    No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 2(b):

N/A

Information to be included in this Form 6-K

Messer Griesheim Holding GmbH, formerly Messer Griesheim Holding AG (the “Company”), announced that it has determined the price on its previously announced cash tender offer and solicitation of related consents and waivers (together the “Offer”) relating to all of the Company's outstanding 10.375% Senior Notes due 2011 (the “Notes”), pursuant to the Offer to Purchase for Cash and Solicitation of Consents to Amendments and Waivers (the “Offer Document”), dated April 21, 2004. Consummation of the Offer is subject to satisfaction or waiver by the Company, in its sole discretion, of each of the terms and conditions to consummation of the Offer specified in the Offer Document prior to or on the Expiration Date (as defined in the Offer Document). If the Offer is consummated, the total consideration to be paid for each validly tendered Note and properly delivered consent shall be €1,196.35, based upon a fixed spread of 50 basis points over the yield to maturity on the 6.25% German Bundesanleihe due April 26, 2006, which also includes a consent payment equal to €30 per €1,000 principal amount of Notes purchased. Only holders who validly tendered, and did not withdraw, their Notes and properly delivered their consents on or prior to 5:00 p.m., London time, on May 4, 2004 will be eligible to receive the consent payment. The total consideration and purchase price were calculated in accordance with the terms specified in the Offer Document and may be changed under the circumstances described in the Offer Document.

As of 5:00 p.m., London time on May 4, 2004, approximately 95.2% of outstanding principal amount of Notes had been tendered pursuant to the Offer. This constitutes the Requisite Tenders, as defined in the Offer Document.

The Offer is expected to expire, unless extended or terminated by the Company, at 5:00 p.m., London time, on Wednesday, May 19, 2004. Holders who tender their Notes and deliver valid consents after 5:00 p.m., London time, on May 4, 2004 but prior to 5:00 p.m., London time, on Wednesday, May 19, 2004 will be eligible to receive the purchase price for the Notes of €1,166.35 but will not be eligible to receive the consent payment.

Goldman Sachs International is acting as the exclusive Dealer Manager for the Offer. The Tender Agents for the Offer are The Bank of New York and The Bank of New York (Luxembourg) S.A., and the Trustee for the Notes is The Bank of New York, London Branch.

The Offer is made upon, and is completely subject to the detailed terms and conditions set forth in the Offer Document, which can be obtained (together with additional information about the terms of the Offer, how to tender Notes and deliver Consents and conditions to the Offer) by contacting Dominic Ashcroft of Goldman Sachs International at Peterborough Court, 133 Fleet Street, London EC4A 2BB, United Kingdom, tel. +44 (0) 20 7774 0923. Information about the terms of the Offer is also available from the Tender Agents.

The Offer Document is available from, and holders of Notes may participate in the Offer through, Bank of New York (Luxembourg) S.A. at Aerogolf Center, IA, Hoehenhof, 1736 Senningerberg, Luxembourg.

The Offer Document contains important information which should be read carefully before any decision is made with respect to the Offer.

This announcement does not constitute a recommendation regarding the tender offer and consent solicitation. Noteholders should seek advice from an independent financial adviser as to the suitability of the transactions described herein for the individual concerned.

This Form 6-K and the financial and other information contained herein are incorporated by reference into our Post-Effective Amendment No. 2 to Form F-4 on Form F-3 registration statement filed on March 27, 2003 and the 424(b) prospectus relating thereo filed on April 7, 2003.

Exhibit Index

The following exhibits are included in this Form 6-K:

1. Long form of press release, dated May 5, 2004, announcing pricing and the tendering of the Requisite Tenders

2. Short form of press release, dated May 5, 2004, announcing pricing and the tendering of the Requisite Tenders

3. Supplemental Indenture dated May 4, 2004

EXHIBIT 1

NOTICE RELATING TO OFFER TO PURCHASE FOR CASH

Any and All
of the

Euro Denominated 10.375% Senior Notes due 2011

ISIN XS0129587142, XS0129586763, XS0136262275

of

MESSER GRIESHEIM HOLDING GMBH
(formerly Messer Griesheim Holding AG)

May 5, 2004 — Messer Griesheim Holding GmbH, formerly Messer Griesheim Holding AG (the “Company”), announced that it has determined the price on its previously announced cash tender offer and solicitation of related consents and waivers (together the “Offer”) relating to all of the Company's outstanding 10.375% Senior Notes due 2011 (the “Notes”), pursuant to the Offer to Purchase for Cash and Solicitation of Consents to Amendments and Waivers (the “Offer Document”), dated April 21, 2004. Consummation of the Offer is subject to satisfaction or waiver by the Company, in its sole discretion, of each of the terms and conditions to consummation of the Offer specified in the Offer Document prior to or on the Expiration Date (as defined in the Offer Document). If the Offer is consummated, the total consideration to be paid for each validly tendered Note and properly delivered consent shall be €1,196.35, based upon a fixed spread of 50 basis points over the yield to maturity on the 6.25% German Bundesanleihe due April 26, 2006, which also includes a consent payment equal to €30 per €1,000 principal amount of Notes purchased. Only holders who validly tendered, and did not withdraw, their Notes and properly delivered their consents on or prior to 5:00 p.m., London time, on May 4, 2004 will be eligible to receive the consent payment. The total consideration and purchase price were calculated in accordance with the terms specified in the Offer Document and may be changed under the circumstances described in the Offer Document.

As of 5:00 p.m., London time on May 4, 2004, approximately 95.2% of outstanding principal amount of Notes had been tendered pursuant to the Offer. This constitutes the Requisite Tenders, as defined in the Offer Document.

The Offer is expected to expire, unless extended or terminated by the Company, at 5:00 p.m., London time, on Wednesday, May 19, 2004. Holders who tender their Notes and deliver valid consents after 5:00 p.m., London time, on May 4, 2004 but prior to 5:00 p.m., London time, on Wednesday, May 19, 2004 will be eligible to receive the purchase price for the Notes of €1,166.35 but will not be eligible to receive the consent payment.

Goldman Sachs International is acting as the exclusive Dealer Manager for the Offer. The Tender Agents for the Offer are The Bank of New York and The Bank of New York (Luxembourg) S.A., and the Trustee for the Notes is The Bank of New York, London Branch.

The Offer is made upon, and is completely subject to the detailed terms and conditions set forth in the Offer Document, which can be obtained (together with additional information about the terms of the Offer, how to tender Notes and deliver Consents and conditions to the Offer) by contacting Dominic Ashcroft of Goldman Sachs International at Peterborough Court, 133 Fleet Street, London EC4A 2BB, United Kingdom, tel. +44 (0) 20 7774 0923. Information about the terms of the Offer is also available from the Tender Agents.

The Offer Document is available from, and holders of Notes may participate in the Offer through, Bank of New York (Luxembourg) S.A. at Aerogolf Center, IA, Hoehenhof, 1736 Senningerberg, Luxembourg.

The Offer Document contains important information which should be read carefully before any decision is made with respect to the Offer.

This announcement does not constitute a recommendation regarding the tender offer and consent solicitation. Noteholders should seek advice from an independent financial adviser as to the suitability of the transactions described herein for the individual concerned.

EXHIBIT 2

May 5, 2004 — Messer Griesheim Holding GmbH (the “Company”), announced that it has determined the price on its previously announced cash tender offer and solicitation of related consents and waivers (together the “Offer”) relating to all of the Company's outstanding 10.375% Senior Notes due 2011 (the “Notes”). If the terms and conditions of the Offer are satisfied and the Offer is consummated, the total consideration to be paid for each validly tendered Note and properly delivered consent shall be €1,196.35, based upon a fixed spread of 50 basis points over the yield to maturity on the 6.25% German Bundesanleihe due April 26, 2006. The consideration to be paid also includes a consent payment equal to €30 per €1,000 principal amount of Notes purchased, available only to holders who validly tendered, and did not withdraw, their Notes and properly delivered their consents on or prior to 5:00 p.m., London time, on May 4, 2004.

As of 5:00 p.m., London time on May 4, 2004, approximately 95.2% of outstanding principal amount of Notes had been tendered pursuant to the Offer. This constitutes the Requisite Tenders, as defined in the Offer Document.

The Offer is expected to expire, unless extended or terminated by the Company, at 5:00 p.m., London time, on Wednesday, May 19, 2004. Holders who tender their Notes and deliver valid consents after 5:00 p.m., London time, on May 4, 2004 but prior to 5:00 p.m., London time, on Wednesday, May 19, 2004, will be eligible to receive the purchase price for the Notes of €1,166.35 but will not be eligible to receive the consent payment.

Goldman Sachs International is acting as the exclusive Dealer Manager for the Offer. The Tender Agents for the Offer are The Bank of New York and The Bank of New York (Luxembourg) S.A., and the Trustee for the Notes is The Bank of New York, London Branch.

The Offer to Purchase for Cash and Solicitation of Consents to Amendments and Waivers, which is available from the Dealer Manager or the Tender Agents, contains important information which should be read carefully before any decision is made with respect to the Offer.

EXHIBIT 3

MESSER GRIESHEIM HOLDING GMBH

and

THE BANK OF NEW YORK,
as Trustee, Paying Agent, Registrar and Transfer Agent

SUPPLEMENTAL INDENTURE

Dated as of May 4, 2004

To

The Indenture dated as of May 16, 2001
Between Messer Griesheim Holding AG and
The Bank of New York, as Trustee, Paying Agent, Registrar and Transfer Agent relating to
€ 550,000,000 aggregate principal amount of 10.375% Senior Notes due 2011

SUPPLEMENTAL INDENTURE

€ 550,000,000
10.375% Senior Notes due 2011

THIS SUPPLEMENTAL INDENTURE (the Supplemental Indenture) is made as of the 4th of May, 2004, between Messer Griesheim Holding GmbH (formerly Messer Griesheim Holding AG), a limited liability company organized under the laws of the Federal Republic of Germany having its principal executive office at Fütingsweg 34 47805 Krefeld, Germany, (the Company), and The Bank of New York, a New York banking corporation having its office at One Canada Square, London E14 5AL, United Kingdom, as Trustee (the Trustee), Principal Paying Agent, Registrar and Transfer Agent.

RECITALS

WHEREAS, the Company and the Trustee heretofore executed and delivered an Indenture, dated as of May 16, 2001 (the Indenture); and

WHEREAS, pursuant to the Indenture, the Company issued and the Trustee authenticated and delivered €550,000,000 aggregate principal amount of the Company’s 10.375% Senior Notes due 2011 (the Notes); and

WHEREAS, under the terms and conditions set forth in the tender offer (the Tender Offer) and request for consent (the Consent Solicitation), each dated April 21, 2004, and as each may be amended, modified or supplemented (together, the Offer Materials), the Company has offered to purchase for cash all of the Outstanding Notes (as such term is defined in the Indenture in regard to consents and waivers) and has requested the consents of Holders of at least a majority in principal amount of the Outstanding Notes to effect certain modifications to the provisions of the Indenture; and

WHEREAS, Section 902 of the Indenture provides that with the consent of the Holders of at least a majority in principal amount of the Outstanding Notes (the Requisite Consents), by act of said Holders delivered to the Company and the Trustee, the Company, when authorized by a Board Resolution, and the Trustee may enter into an indenture supplemental to the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying or amending the rights of Holders under the Indenture, subject to certain exceptions specified in Section 902 of the Indenture; and

WHEREAS, the Company has obtained the Requisite Consents to amend the Indenture in certain respects (the Proposed Amendments); and

WHEREAS, this Supplemental Indenture has been duly authorized by all necessary corporate action on the part of the Company; and

NOW, THEREFORE, the Company hereby covenants and agrees with the Trustee for the equal and proportionate benefit of all Holders of the Notes, as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. Unless the context shall require otherwise, all terms not otherwise defined in this Supplemental Indenture shall have the meanings ascribed to them in the Indenture.

ARTICLE 2
AMENDMENTS TO CERTAIN PROVISIONS OF THE INDENTURE

Section 2.01. Amendment of Certain Sections of the Indenture. Subject to Section 3.01 hereof, the Indenture is hereby amended in the following respects:

(a) Sections 801, 802, 1005, 1006, 1007, 1008, 1009, 1010, 1011, 1012, 1013, 1014, 1015, 1016, 1017, 1019, 1022, 1023 and 1203 of the Indenture and any references to any of such Sections or definitions related thereto in any of the provisions of the Indenture are hereby deleted from the Indenture.

(b) The following text appearing in Section 204 of the Indenture is hereby amended as follows (strikethrough text to be deleted):

~~“The Indenture provides that, subject to certain conditions, if (i) certain Net Proceeds are available to the Company as a result of Asset Sales or (ii) a Change of Control occurs, the Company shall be required to make an Offer to Purchase for all or a specified portion of the Notes.~~

The Indenture contains provisions for defeasance at any time of ~~(i)~~ the entire indebtedness of this Note ~~or (ii) certain restrictive covenants~~ and for certain Events of Default with respect to this Note, in each case upon compliance with certain conditions set forth therein.”

(c) The following text appearing in Section 501 of the Indenture is hereby deleted therefrom:

“(3) failure by the Company or any of its Restricted Subsidiaries to comply with (i) the covenants described under Section 801 or Section 1023 or (ii) Section 1015 and the continuance of such failure to comply for 30 days;

(4) failure by the Company or any of its Restricted Subsidiaries to comply with any of the covenants described under Sections 1008 through 1014, Section 1016, Section 1017, Section 1019 or Section 1022 and the continuance of such default for a period of 30 days after notice of such default from the Trustee or Holders of at least 25% in principal amount of the then Outstanding Notes;

(5) failure by the Company or any of its Restricted Subsidiaries to comply with any of the other covenants or agreements in this Indenture and the continuance of such default for a period of 60 days after notice of such default from the Trustee or Holders of at least 25% in principal amount of the then outstanding Notes;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of the Company or any of its Significant Subsidiaries whether such Indebtedness now exists, or is created after the Issue Date, if that default (a) is caused by a failure to pay such Indebtedness after final maturity (a "FINAL PAYMENT DEFAULT") or (b) results in the acceleration of the Stated Maturity of such Indebtedness, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Final Payment Default or the maturity of which has been so accelerated, aggregates €15 million or more;

(7) failure by the Company or any of its Significant Subsidiaries to pay judgments rendered against the Company or any of its Significant Subsidiaries aggregating in excess of €15 million (which are not covered by insurance as to which a claim has been submitted and the insurer has not disclaimed coverage), which judgments are not paid, discharged or stayed for a period of 60 days after such judgments become final and nonappealable;

(8) failure by the Company to perform or comply with any of its material obligations set forth in the Assignment Agreement; or the repudiation by the Company of its obligations under the Assignment Agreement or of any assignment, conveyance, pledge, security interest or other encumbrance created under or pursuant to the Assignment Agreement; or at any time the Assignment Agreement is or becomes unlawful or is not, or ceases to be, legal, valid, binding and enforceable, ceases to be a perfected and first priority security interest in the collateral purported to be covered thereby in favor of the Trustee on behalf of the Holders, or otherwise ceases to be effective, for any reason;

(9) the entry by a court of competent jurisdiction of: (a) a decree or order for relief in respect of the Company or any of its Significant Subsidiaries or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary (a "SIGNIFICANT GROUP") in an involuntary case or proceeding under any applicable Insolvency Law in connection with the insolvency of the Company or such Significant Subsidiary; or (b) a decree or order adjudging the Company or any such Significant Subsidiary or each Restricted Subsidiary comprising a Significant Group as bankrupt or insolvent under any applicable Insolvency Law, or appointing a custodian, receiver, liquidator, assignee, trustee, administrator, administrative receiver, reconstructor, sequestrator or other similar official of the Company or any such Significant Subsidiary or such Restricted Subsidiaries or of any substantial part of the property of the Company or any such Significant Subsidiary or such Significant Group, or ordering the winding up or liquidation of the affairs of the Company or any such Significant Subsidiary or each Restricted Subsidiary comprising a Significant Group, and, in the case of both (a) and (b), the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 90 consecutive days; and

(10) the commencement by the Company or any of its Significant Subsidiaries or each Restricted Subsidiary comprising a Significant Group of a voluntary case or proceeding under any applicable Insolvency Law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by the Company or any such Significant Subsidiary or such Restricted Subsidiaries to the entry of a decree or order for relief in respect of the Company or any such Significant Subsidiary or such Restricted Subsidiaries in an involuntary case or proceeding under any applicable Insolvency Law or to the commencement of any bankruptcy or insolvency case or proceeding against the Company or any such Significant or the Restricted Subsidiaries comprising a Significant Group, or the filing by the Company or any such Significant Subsidiary or such Restricted Subsidiaries of a petition or answer or consent seeking reorganization, rehabilitation or relief under any applicable Insolvency Law, or the consent by the Company or any such Significant Subsidiary or such Restricted Subsidiaries to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, administrator, administrative receiver, reconstructor, sequestrator or similar official of the Company or any such Significant Subsidiary or such Restricted Subsidiaries or of any substantial part of the property of the Company or any such Significant Subsidiary or a Significant Group, or the seeking or making by the Company or any such Significant Subsidiary or the Restricted Subsidiaries comprising a Significant Group of a composition with its creditors, an assignment for the benefit of creditors generally, or the admission by the Company or any such Significant Subsidiary or each Restricted Subsidiary comprising a Significant Group in writing of its inability to pay its debts generally as they become due; and

(11) the enforcement under or pursuant to any pledge, assignment or collateral assignment of, or other security interest in, the Share Capital of Messer Griesheim, given in respect of the Senior Facilities, by any party secured thereby pursuant to which such Share Capital is sold.”

(d) Article Eight of the Indenture is hereby amended as follows (strikethrough text to be deleted):

“ARTICLE EIGHT ~~MERGER, CONSOLIDATION, SALE OF ASSETS, TRANSFER OR LEASE~~ [Reserved]”

(e) Section 901(7) of the Indenture shall be amended as follows (strikethrough text to be deleted):

“(e) to provide for exchange Notes or Additional Notes, ~~provided that such Additional Notes may otherwise be issued in compliance with Section 1008 hereof~~; or”

(f) Section 1004 of the Indenture shall be amended as follows (strikethrough text to be deleted, underlined text to be added):

~~Subject to Article Eight,~~ The Company will do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises; PROVIDED, HOWEVER, that the Company shall not be required to preserve any such right or franchise if the Board of Directors in good faith shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and that the loss thereof is not disadvantageous in any material respect to the Holders.

(g) Article Twelve of the Indenture is hereby amended as follows (strikethrough text to be deleted):

“ARTICLE TWELVE DEFEASANCE ~~AND COVENANT DEFEASANCE~~”

(h) Section 1201 of the Indenture shall be amended as follows (strikethrough text to be deleted, underlined text to be added):

The Company may at its option by Board Resolution, at any time, elect to have ~~either~~ Section 1202 ~~or Section 1203~~ applied to the Outstanding Notes upon compliance with the conditions set forth below in this Article Twelve.

(i) Section 1202 of the Indenture shall be amended as follows (strikethrough text to be deleted, underlined text to be added):

(1) the rights of Holders of such Notes to receive, solely from the trust fund described in Section 1203~~1204~~ and as more fully set forth in such Section, payments in respect of the principal of (and premium, if any) and interest (including Special Interest, if any, and Additional Amounts, if any) on such Notes when such payments are due;

(2) the Company's obligations with respect to such Notes under Sections 304, 305, 306, 1002 and 1003;

(3) the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Company's obligations in connection therewith; and

(4) this Article Twelve.

~~Subject to compliance with this Article Twelve, the Company may exercise its option under this Section 1202 notwithstanding the prior exercise of its option under Section 1203.~~

(j) The following text appearing in Section 1204 of the Indenture is hereby deleted therefrom:

“(3) In the case of an election under Section 1203, the Company shall have delivered to the Trustee, in form and substance satisfactory to the Trustee:

(a) an Opinion of U.S. Counsel and an Opinion of German Counsel to the effect that the Holders of the Outstanding Notes will not recognize income, gain or loss for United States Federal or German income tax purposes as a result of such deposit and covenant defeasance and will be subject to United States Federal or German income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance had not occurred; and

(b) an Opinion of U.S. and German Counsel to the effect that, under the respective laws in the U.S. and Germany in effect at the time of such deposit, payments made from the defeasance trust would not require the payment of Additional Amounts if the provisions of Section 1018 above were applicable to such payments.”

(k) Section 1204 of the Indenture shall be further amended as follows (strikethrough text to be deleted, underlined text to be added):

The following shall be the conditions to application of ~~either~~ Section 1202 ~~or Section 1203~~ to the then Outstanding Notes …

(~~4~~3) No Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) ~~or, insofar as Section 501(9) and Section 501(10) are concerned, at any time during the period ending three months after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).~~

(~~5~~4) Such defeasance or covenant defeasance shall not result in a material breach or violation of, or constitute a material default under, any other material agreement or instrument (other than this Indenture) to which the Company ~~or any of its Restricted Subsidiaries~~ is a party or by which the Company ~~or any of its Restricted Subsidiaries~~ is bound.

(~~6~~5) The Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, in form and substance satisfactory to the Trustee, each stating that all conditions precedent provided for relating to ~~either~~ the defeasance under Section 1202 ~~or the covenant defeasance under Section 1203 (as the case may be)~~ have been complied with.

(~~7~~6) The Company must have delivered to the Trustee an Opinion of Counsel to the effect that after three months following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally.

(~~8~~7) The Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others.

(~~9~~8) The Company must deliver to the Trustee such other document or other information as the Trustee may reasonably require in connection herewith.

(l) Section 1206 of the Indenture shall be amended as follows (strikethrough text to be deleted):

If the Trustee or any Paying Agent is unable to apply any money in accordance with Section 1202 ~~or 1203~~ by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company's obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to this Article Twelve until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 1202 ~~or 1203~~; PROVIDED, HOWEVER, that if the Company makes any payment of principal of (and premium, if any) or interest on any Note following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or the Paying Agent.

(m) The following defined terms listed in Section 101 of the Indenture and any references to such defined terms in any of the provisions of the Indenture are hereby deleted in their entirety:

"AFFILIATE TRANSACTION" has the meaning specified in Section 1013

"ASSET SALE OFFER" has the meaning given in Section 1014

"CHANGE OF CONTROL OFFER" has the meaning specified in Section 1015

"CHANGE OF CONTROL PAYMENT" has the meaning specified in Section 1015

"CHANGE OF CONTROL PAYMENT DATE" has the meaning specified in Section 1015

"DEEMED INVESTMENT" has the meaning specified in Section 1022

"DEFERRED PURCHASE OBLIGATION" has the meaning specified in Section 1014

"DESIGNATION" and "DESIGNATION AMOUNT" have the meaning specified in Section 1022

"EXCESS PROCEEDS" has the meaning specified in Section 1014

"FINAL PAYMENT DEFAULT" has the meaning specified in Section 501

"PERMITTED DEBT" has the meaning specified in Section 1008

"RECEIVING ENTITY" has the meaning specified in Section 801

"REDESIGNATION" has the meaning specified in Section 1022

"REPLACEMENT ASSETS" has the meaning specified in Section 1014

"RESTRICTED PAYMENTS" has the meaning specified in Section 1009

"UNRESTRICTED SUBSIDIARY" means any Subsidiary of the Company (and any Subsidiary of such Subsidiary) that is designated by the Board of Directors as an Unrestricted Subsidiary in accordance with Section 1022

(n) Any references to clauses (3) through (11), inclusive, of Section 501 of the Indenture in any of the provisions of the Indenture are hereby deleted from the Indenture.

(o) Any references to clause (3) of Section 1204 of the Indenture in any of the provisions of the Indenture are hereby deleted from the Indenture.

(p) Each of the following section or subsection numbers in the Indenture shall be renumbered as follows:

Section number in the Indenture prior to the date hereof:	Renumbered section number in the Indenture after the date hereof:
Section 1018	Section 1005
Section 1020	Section 1006
Section 1021	Section 1007
Section 1204	Section 1203
Section 1205	Section 1204
Section 1206	Section 1205

(q) Each cross-reference in the Indenture to each of the following sections or subsection is hereby amended to cross-reference each of the following renumbered cross-references as follows:

Cross-reference to section number in the Indenture prior to the date hereof:	Amended cross-reference to renumbered section number in the Indenture after the date hereof:
Section 1018	Section 1005
Section 1020	Section 1006
Section 1021	Section 1007
Section 1204	Section 1203
Section 1205	Section 1204
Section 1206	Section 1205

ARTICLE 3
SUNDRY PROVISIONS

Section 3.01. Effect of Supplemental Indenture. Upon the execution and delivery of this Supplemental Indenture by the Company and the Trustee, the Indenture shall be supplemented in accordance herewith, and this Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes previously or hereafter authenticated and delivered under the Indenture shall be bound thereby; provided, however, that this Supplemental Indenture will cease to be effective if the Company does not accept for payment the Notes that were validly tendered and not withdrawn at or prior to the Consent Payment Deadline (as such term is defined in the Offer Materials) on the Early Acceptance Date (as such term is defined in the Offer Materials) or payment for such Notes is not made by deposit of immediately available funds with the Tender Agents on the Early Settlement Date (as such term is defined in the Offer Materials).

Section 3.02. Indenture Remains in Full Force and Effect. Except as supplemented hereby, all provisions in the Indenture shall remain in full force and effect.

Section 3.03. Indenture and Supplemental Indenture Construed Together. This Supplemental Indenture is an indenture supplemental to and in implementation of the Indenture, and the Indenture and this Supplemental Indenture shall henceforth be read and construed together.

Section 3.04. Confirmation and Preservation of Indenture. The Indenture as supplemented by this Supplemental Indenture is in all respects confirmed and preserved.

Section 3.05. Conflict with Trust Indenture Act. If any provision of this Supplemental Indenture limits, qualifies or conflicts with any provision of the Trust Indenture Act that is required under such Act to be part of and govern any provision of this Supplemental Indenture, the provision of such Act shall control. If any provision of this Supplemental Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the provision of such Act shall be deemed to apply to the Indenture as so modified or to be excluded by this Supplemental Indenture, as the case may be.

Section 3.06. Separability Clause. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 3.07. Effect of Headings. The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

Section 3.08. Benefits of Supplemental Indenture, etc. Nothing in this Supplemental Indenture, the Indenture or the Notes, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders of Notes, any benefit of any legal or equitable right, remedy or claim under the Indenture, this Supplemental Indenture or the Notes.

Section 3.09. Successors and Assigns. All covenants and agreements in this Supplemental Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

Section 3.10. Trustee Not Responsible for Recitals. The recitals contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness.

Section 3.11. Certain Duties and Responsibilities of the Trustee. In entering into this Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee, whether or not elsewhere herein so provided.

Section 3.12. Governing Law. This Supplemental Indenture shall be construed in accordance with, and this Supplemental Indenture and all matters arising out of or relating in any way whatsoever to this Supplemental Indenture (whether in contract, tort or otherwise) shall be governed by, the law of the State of New York, United States of America.

Section 3.13. Counterparts. This Supplemental Indenture may be executed in counterparts, each of which, when so executed, shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date and year first above written.

MESSER GRIESHEIM HOLDING GmbH

By: /s/ Klaus-Jürgen Schmieder
Name:
Title:

By: /s/ Stefan Messer
Name:
Title:

THE BANK OF NEW YORK, as Trustee, Principal Paying Agent, Registrar and Transfer Agent

By: /s/ Daniel Wynne
Name:
Title:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MESSER GRIESHEIM HOLDING AG (Registrant)
By: /s/ Klaus-Jürgen Schmieder Klaus-Jürgen Schmieder Date: May 5, 2004
By: /s/ Stefan Messer Stefan Messer Date: May 5, 2004